ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

August 20, 2002

By Fax and Mail

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic
Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") – 2002 Stock Option Plan and Incentive Stock Options

Further to your letter of June 26, 2002 approving Altai's 2002 Stock Option Plan, please be informed that on June 27, 2002 the Altai Board of Directors has approved the said 2002 Stock option Plan reserving 2,293,000 common shares (less than 10% of the outstanding and issued shares of Altai as at June 27, 2002) for stock options purpose and for it to become effective the same date and the termination of the Amended 1987 Stock Option Plan and the Amended 1996 Stock Option Plan simultaneously.

Please also be informed that on August 19, 2002, the Altai Board has granted the following incentive stock options under the 2002 Stock Option Plan:

	Name	Position	No. of Option Shares	Exercise Price per Share	Expiry Date
1.	Niyazi Kacira	Director and Officer	1,013,000	$0.10	August 18, 2007
2.	Maria Au	Director and Officer	170,000	$0.10	August 18, 2007
3.	Inda Kwok	Employee	20,000	$0.10	August 18, 2007
			1,203,000 shares		

The said stock options will be exercisable in accordance with the terms of the 2002 Stock Option Plan. As the closing market price of Altai shares for August 16, 2002, the trading day preceding the stock option grant date, is $0.06 per share, therefore in accordance with TSX Venture Exchange policies, the option price for the said options has been set at the minimum required price of $0.10 per share.

We request herewith for TSX Venture Exchange to list the said 1,203,000 shares for the three stock options granted. Completed and signed original Forms K and L are submitted herewith as required.

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…../2

We understand from the TSX Venture Exchange Bulletin of December 30, 2001 that there is no charge for stock option grants. If we have to pay for the listing of the said number of shares for the three stock options, we would appreciate if the required amount would be deducted from the surplus balance that Altai still maintains with TSX Venture Exchange re previous listing of reserved stock option shares as mentioned in my letter of June 24, 2002 to Mr. Ungad Chadda. We propose to meet with you to work out the remaining balance at your convenience.

Including the above stock option grants, Altai has currently a total of 1,596,000 outstanding stock option shares (including the opening balance of 393,000 option shares), leaving 697,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan. The outstanding stock option shares represent 6.96% of the total outstanding and issued shares of Altai as at August 19, 2002.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission ✓
– Attn: Office of International Corporate Finance

atcr112~tsxventure.op.20820/ma

02 AUG 29 AM 10:12

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: ALTAI RESOURCES INC. (the "Issuer").

SEDAR Project #:____________________.

1. New Options Proposed for Acceptance:

Date of Grant: August 19, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Niyazi Kacira	Director and Officer	Yes	1,013,000	$0.10	August 18, 2007	0
Maria Au	Director and Officer	Yes	170,000	$0.10	August 18, 2007	0
Inda Kwok	Employee	No	20,000	$0.10	August 18, 2007	0

Total Number of optioned shares proposed for acceptance: 1,203,000.

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

3. Other Presently Outstanding Options:

(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Didier Pomerleau	60,000	$0.30	October 27, 1999	October 26, 2002

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Inda Kwok	30,000	$0.49	January 28, 2000	January 27, 2003
Niyazi Kacira	133,000	$0.35	July 4, 2000	July 3, 2003
Maria Au	30,000	$0.35	July 4, 2000	July 3, 2003
Didier Pomerleau	40,000	$0.16	May 14, 2001	May 13, 2004
K. Sethu Raman	100,000	$0.10	October 11, 2001	October 10, 2004

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

1,596,000 shares.

4. **Additional Information**

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. N/A

(b) If applicable, state the date of the news release announcing the grant of options. N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment.

As at August 19, 2002, Altai has 22,933,554 issued and outstanding shares.

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

6.96 %

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

697,000 shares reserved under the 2002 Stock Option Plan which was approved on June 27, 2002.

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public. N/A

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: ALTAI RESOURCES INC. (the "Issuer").

SEDAR Project #:____________________.

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated August 20, 2002.

Maria Au
Name of Director or Senior Officer

[signature]
Signature

Secretary–Treasurer
Official Capacity